UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-24607

ACTUATE CORPORATION

(Exact name of registrant as specified in its charter)

951 Mariners Island Boulevard

San Mateo, CA 94404

(650) 645-3000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.001 par value

Preferred Stock Purchase Rights

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, $0.001 par value: 1*

Preferred Stock Purchase Rights: None*

*On January 16, 2015, Asteroid Acquisition Corporation (“Asteroid”), a Delaware corporation and a wholly-owned subsidiary of Open Text Corporation (“OpenText”), merged with and into Actuate Corporation (“Actuate”) pursuant to the terms of the Agreement and Plan of Merger (the “Merger Agreement”) dated December 5, 2014 among OpenText, Asteroid and Actuate, with Actuate as the surviving entity. As a result of the merger, Actuate became a wholly-owned subsidiary of OpenText. Immediately prior to the effective time of the merger, all Preferred Stock Purchase Rights ceased to be outstanding.

Pursuant to the requirements of the Securities Exchange Act of 1934, Actuate Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 26, 2015	By:	/s/ Gordon A. Davies
	Name:	Gordon A. Davies
	Title:	Secretary